April 10, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Anne Nguyen Parker, Branch Chief, Office of Manufacturing

Re:	Plantronics, Inc.
Form 10-K for the Fiscal Year Ended March 30, 2019
Filed May 17, 2019
File No. 001-12696

Dear Ms. Parker,

This letter responds to the comments of the Staff (“the Staff”) of the Securities and Exchange Commission (“the Commission”) in the letter dated April 3, 2020 (the “Comment Letter”) to Plantronics, Inc. (the “Company”) regarding the above-referenced filings.

For your convenience, the Staff’s comments are copied below in bold typeface in the same order as set forth in the Comment Letter, with each comment followed by the Company’s response.

Form 10-K for the Fiscal Year Ended March 30, 2019

Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 1. Company, page 62

1.
Consistent with the information discussed on our telephone call of April 2, 2020, please provide us with a sufficiently detailed summary of the key changes to your business and your assessment of the impact to your fiscal year 2020 reporting, including your operating and reportable segments as well as the reporting units used in your impairment analysis. Clearly identify all changes you expect to reflect in your Form 10-K for the fiscal year ended March 28, 2020.

The Company respectfully advises the Staff of the following key changes to its business and its fiscal year 2020 reporting:

1

Operating and Reportable Segments

The Company’s business changed and evolved in fiscal year 2020, particularly in Q4’2020. The key changes are as follows:

1.	In February 2020, the Company hired a new interim Chief Executive Officer who was identified as its Chief Operating Decision Maker (“CODM”)

2.	The Company changed direct reports (EVP of Services, EVP of Products) to the CODM

3.	The Company completed the sale of its gaming product line, and took actions to optimize its remaining consumer products within Headsets

4.
Starting in Q4’2020, new financial information was being provided to the CODM, including actual gross margin data at the level of Products and Services; this now constitutes discrete financial information

On this basis, the Company identified Products and Services as its operating segments. The Company evaluated the aggregation guidance in ASC 280-10-50-11 and noted that the Products and Services operating segments do not meet the criteria to be aggregated. Additionally, the revenues for the Services operating segment exceed the quantitative thresholds noted in ASC 280-10-50-12. Therefore, the Company will present the Products and Services operating segments separately as its reportable segments. The Company’s fiscal year 2020 Form 10-K will disclose its reportable segments on this basis and will retrospectively present comparative periods on the same basis in accordance with the applicable guidance in ASC 280-10-25-22 through -25-31 and ASC 280-10-25-34 through -25-36.

Reporting Units

Given the changes in the operating segments noted above, the Company additionally evaluated the components one level below the segments. The Company has various product categories within the Products segment, to which it applied the accounting guidance in ASC 350-20-35-34 in order to determine its reporting units within the Products segment. As a result, the Company has identified its reporting units as the Voice, Video and Headsets product categories (which each has a general manager) under the Products segment as well as the Services segment (i.e. - four reporting units). The Company has determined that this is the appropriate level to test goodwill for impairment. The Company is in the process of reallocating goodwill to its new reporting units and testing its reporting units for impairment, which will be completed for fiscal year 2020. The Company’s fiscal year Form 10-K will disclose any goodwill impairment and the relevant factors in accordance with ASC 350-20-50-1 and ASC 350-20-50-2.

In connection with these responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of its disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

By:	/s/ Charles D. Boynton
Name:	Charles D. Boynton
Title:	Executive Vice President and Chief Financial Officer